UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

June 3, 2025
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 4 USA LLC
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Executive Summary

Energea Portfolio 4 LLC is providing notice of entity name changes relating to two of its project subsidiaries.

Effective May 21, 2025, the following changes have been made:
1.     Phytoplankton Ponus Ridge Solar LLC has changed its name to Energea West School LLC.
2.     Phytoplankton 360 Waltham Solar LLC has changed its name to Energea Waltham LLC.

These changes are purely administrative and have no impact on the operations or investment terms related to the respective projects. No material changes have occurred to the assets, structure, or management of these entities.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 4 USA LLC

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: June 3, 2025